UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Wabash National Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
929566107
(CUSIP Number)

Michael J. Lyons
Trailer Investments, LLC
c/o Lincolnshire Management, Inc.
780 Third Avenue
New York, NY 10017
(212) 319-3633

with a copy to:

Srinivas Kaushik
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 3, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No.	929566107	Page	2	of	17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trailer Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		24,762,636¥ (issuable upon exercise of a warrant)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,762,636¥ (issuable upon exercise of a warrant)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,762,636¥

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.2¥*

14	TYPE OF REPORTING PERSON

OO
¥ Subject to change pursuant to the adjustments set forth in the Warrant, including an increase, up to a fully-diluted ownership percentage of 49.9%, if the Company loses the ability to use certain net operating losses, as fully set forth in the Warrant.
*The calculation of this percentage is based on 31,248,755 shares of common stock outstanding, including restricted shares, which number was provided to the Reporting Person by the Issuer in connection with the consummation of the transactions described herein.

CUSIP No.	929566107	Page	3	of	17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lincolnshire Equity Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF/WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		24,762,636¥ (issuable upon exercise of a warrant)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,762,636¥ (issuable upon exercise of a warrant)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,762,636¥

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.2¥*

14	TYPE OF REPORTING PERSON

PN
¥ Subject to change pursuant to the adjustments set forth in the Warrant, including an increase, up to a fully-diluted ownership percentage of 49.9%, if the Company loses the ability to use certain net operating losses, as fully set forth in the Warrant.
*The calculation of this percentage is based on 31,248,755 shares of common stock outstanding, including restricted shares, which number was provided to the Reporting Person by the Issuer in connection with the consummation of the transactions described herein.

CUSIP No.	929566107	Page	4	of	17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lincolnshire Equity Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		24,762,636¥ (issuable upon exercise of a warrant)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,762,636¥ (issuable upon exercise of a warrant)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,762,636¥

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.2¥*

14	TYPE OF REPORTING PERSON

PN
¥ Subject to change pursuant to the adjustments set forth in the Warrant, including an increase, up to a fully-diluted ownership percentage of 49.9%, if the Company loses the ability to use certain net operating losses, as fully set forth in the Warrant.
*The calculation of this percentage is based on 31,248,755 shares of common stock outstanding, including restricted shares, which number was provided to the Reporting Person by the Issuer in connection with the consummation of the transactions described herein.

CUSIP No.	929566107	Page	5	of	17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lincolnshire Equity III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		24,762,636¥ (issuable upon exercise of a warrant)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,762,636¥ (issuable upon exercise of a warrant)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,762,636¥

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.2¥*

14	TYPE OF REPORTING PERSON

OO
¥ Subject to change pursuant to the adjustments set forth in the Warrant, including an increase, up to a fully-diluted ownership percentage of 49.9%, if the Company loses the ability to use certain net operating losses, as fully set forth in the Warrant.
*The calculation of this percentage is based on 31,248,755 shares of common stock outstanding, including restricted shares, which number was provided to the Reporting Person by the Issuer in connection with the consummation of the transactions described herein.

CUSIP No.	929566107	Page	6	of	17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Maloney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		24,762,636¥ (issuable upon exercise of a warrant)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,762,636¥ (issuable upon exercise of a warrant)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,762,636¥

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.2¥*

14	TYPE OF REPORTING PERSON

IN
¥ Subject to change pursuant to the adjustments set forth in the Warrant, including an increase, up to a fully-diluted ownership percentage of 49.9%, if the Company loses the ability to use certain net operating losses, as fully set forth in the Warrant.
*The calculation of this percentage is based on 31,248,755 shares of common stock outstanding, including restricted shares, which number was provided to the Reporting Person by the Issuer in connection with the consummation of the transactions described herein.

CUSIP No.	929566107	Page	7	of	17

Item 1.	Security and Issuer.
          This statement on Schedule 13D relates to common stock, par value $0.01 per share (“Common Stock”), of Wabash National Corporation (the “Issuer”). The Issuer has its principal offices at 1000 Sagamore Parkway South, Lafayette, Indiana 47905.

Item 2.	Identity and Background.
          (a) - (c) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
          (i) Trailer Investments, LLC is a Delaware limited liability company (“Trailer”) and was formed to purchase equity securities of the Issuer.
          (ii) Lincolnshire Equity Fund III, L.P. (“LEF III”) is a Delaware limited partnership and the sole member of Trailer. LEF III is principally engaged in purchasing, holding and selling securities for investment purposes.
          (iii) Lincolnshire Equity Partners III, L.P. (“LEP III”) is a Delaware limited partnership and is principally engaged in the business of serving as the general partner of LEF III.
          (iv) Lincolnshire Equity III, LLC. (“Equity III”) is a Delaware limited liability company and is principally engaged in the business of serving as the general partner of LEP III.
          (v) Thomas J. Maloney (“Mr. Maloney”), an individual and citizen of the United States of America, holds a majority of the voting power of Equity III. In addition, Mr. Maloney’s principal occupation is serving as the President of Lincolnshire Management, Inc.
          Each of Trailer, LEF III, LEP III, Equity III and Mr. Maloney are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is incorporated by reference herein) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.
          Pursuant to Rule 13d-4 of the Exchange Act, each Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.
          The address of the principal business office of each Reporting Person is 780 Third Avenue, New York, NY 10017, attention Michael J. Lyons 212-319-3633.

CUSIP No.	929566107	Page	8	of	17
          (d) - (e) Within the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.
          (f) Each of the non-natural person Reporting Persons is organized under the laws of the State of Delaware. Mr. Maloney is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
          As of August 3, 2009, Trailer had invested an aggregate sum of approximately $35,000,000 to purchase (i) the Warrant, dated as of August 3, 2009, by and between Issuer and Trailer (the “Warrant”), which is filed as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein, to purchase 24,762,636 shares of Common Stock of the Issuer (the “Warrant Shares”) and (ii) certain shares of redeemable preferred stock of the Issuer (the “Preferred Shares”). The total amount of funds used by Trailer to purchase the Warrant and Preferred Shares as described herein was furnished from capital contributions of investors to LEF III, which amount LEF III used to acquire 100% of the equity interests of Trailer. Trailer used the proceeds of LEF III’s investment in its equity to fund its purchase of the Warrant and the Preferred Shares. No funds were borrowed by the Reporting Persons in order to complete the purchase of the Warrant or Preferred Shares.
          None of LEP III, Equity III or Mr. Maloney has directly invested funds to purchase the Warrant or Preferred Shares.

Item 4.	Purpose of the Transaction.
          On July 17, 2009, Trailer and Issuer entered into a Securities Purchase Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and incorporated by reference herein (the “Purchase Agreement”), pursuant to which Trailer agreed to acquire the Warrant and the Preferred Shares. The Purchase Agreement contains representations, warranties and covenants customary for agreements of this type. In addition, Trailer and the Issuer entered into an Investor Rights Agreement, dated as of August 3, 2009, by and between the Issuer and Trailer (the “Investor Rights Agreement”), a copy of which is filed as Exhibit 99.4 to this Schedule 13D. In accordance with the terms of the Purchase Agreement and the Investor Rights Agreement, effective upon consummation of the transactions contemplated by the Purchase Agreement (the “Closing”), the Issuer expanded the size of its board of directors by five members, each of which were nominated by Trailer and subsequently appointed as directors of the Issuer effective as of the Closing, bringing the number of directors on the board of directors of the Issuer to 12. Under the Investor Rights Agreement, until the date that Trailer and its affiliates cease to beneficially own at least 10% of the outstanding Common Stock, the Issuer has agreed to nominate the directors designated by Trailer and its permitted transferees that hold a majority of the Warrant Shares or a majority of the Preferred Shares (the “Majority Trailer Investors”), and has agreed to solicit proxies in their favor and use its reasonable best efforts to cause such designees to be

CUSIP No.	929566107	Page	9	of	17
elected to the board of directors of the Issuer. In addition, until the Majority Trailer Investors cease to beneficially own at least 2% of the Common Stock, the Majority Trailer Investors will have the right to appoint a non-compensated board observer who will have the right to attend all meetings of the board of directors of the Issuer (other than executive sessions or committee meetings, which it may only attend with the consent of a majority of the board of directors or relevant committee, respectively) as an observer. Under the Warrant, Trailer is entitled to purchase the Warrant Shares from the Issuer for an exercise price of $0.01. The number of Warrant Shares issuable upon exercise of the Warrant is subject to adjustment pursuant to the provisions of the Warrant, including an increase, up to a fully diluted ownership percentage of 49.9%, if the Company loses the ability to use certain net operating losses, as fully set forth in the Warrant.
          Under the Investor Rights Agreement, until the date that Trailer and its affiliates cease to hold at least a majority of the Preferred Shares then outstanding, the Issuer will not be permitted to take certain actions without the prior written consent of the Majority Trailer Investors, including, subject to certain exceptions, issuing certain equity or debt securities containing voting features, making loans or investments, effecting a recapitalization of the Issuer, entering into a new line of business, engaging in certain change of control transactions, amending the Issuer’s certificate of incorporation or bylaws and increasing the size of the Issuer’s or any of its subsidiaries’ board of directors or creating or changing any committee thereof.
          In addition, under the Investor Rights Agreement, the Issuer granted Trailer certain registration rights with respect to the Warrant Shares, and, among other things, agreed to cause a registration statement covering the Warrant Shares to be filed within 30 days of the Closing and to cause such registration statement to become effective within 90 days of the Closing, subject to certain exceptions. The Investor Rights Agreement also grants to Trailer a right of first refusal to participate in any subsequent private issuance of debt or equity securities of the Issuer or other private financing transaction of the Issuer (other than any issuance of debt securities pursuant to the Issuer’s senior loan agreement).
          The foregoing descriptions of the Purchase Agreement, the Warrant and Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 99.2, 99.3 and 99.4 hereto and are incorporated into this Item 4 by reference. The Reporting Persons are entitled to various rights under the Purchase Agreement, the Warrant and the Investor Rights Agreement and intend to exercise them as appropriate in their judgment.
          Each of the Reporting Persons acquired the Warrant and Preferred Shares for investment purposes. Each of the Reporting Persons expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, may lend funds, invest in debt or similar investments issued by the Company, acquire additional shares of

CUSIP No.	929566107	Page	10	of	17
Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.
          Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of or distribute some or all of its Common Stock or such other securities or investments it owns or may subsequently acquire depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. Each of the Reporting Persons may make gifts of shares to charities or others from time to time. In addition, each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Exchange Act.
          Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors and other shareholders (including the other Reporting Persons) the Issuer’s performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value. Each Reporting Person, upon invitation by the Issuer, may participate in any investment or strategic transaction involving the Issuer. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of their respective voting rights with respect to any shares of the Issuer’s Common Stock they hold and through the exercise of their rights under the Purchase Agreement, the Investor Rights Agreement and the Warrant.
          Except as indicated herein, the Reporting Persons do not have any plan or proposal that relates to or would result in:
          (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;
          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          (e) any material change in the present capitalization or dividend policy of the Issuer;
          (f) any other material change in the Issuer’s business or corporate structure;

CUSIP No.	929566107	Page	11	of	17
          (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
          (j) any action similar to any of those enumerated above.
          Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to any of the above matters.

Item 5.	Interest in Securities of the Issuer.
     (a) (i) Trailer may be deemed to directly beneficially own 24,762,636 shares of Common Stock, which represents approximately 44.2% of the Common Stock of the Issuer as of August 3, 2009, which shares are issuable upon exercise of the Warrant. The calculation of this percentage is based on 31,248,755 shares of common stock outstanding, including restricted shares, which number was provided to the Reporting Persons by the Issuer in connection with the consummation of the transactions described herein.
          (ii) LEF III is the sole member of Trailer and, accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.
          (iii) LEP III is the general partner of LEF III and, accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.
          (iv) Equity III is the general partner of LEP III and, accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.
          (v) Mr. Maloney holds a majority of the voting power of Equity III and, accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.
          (b) As a result of the relationships described herein, each of the Reporting Persons may be deemed to be a beneficial owner of the Warrant Shares, and as a result each of the Reporting Persons may be deemed to have sole voting and dispositive power over the Warrant Shares owned by Trailer.

CUSIP No.	929566107	Page	12	of	17
          The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities of the Issuer other than the securities stated herein to be beneficially owned by such Reporting Person.
          (c) Other than as described herein, no transactions in the Common Stock of the Issuer were effected during the past sixty days. The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5(c).
          (d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Warrant Shares.
          (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Except as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer. The information set forth in Item 4 hereof, together with the text of the Purchase Agreement and the Investor Rights Agreement which are filed as Exhibits 99.3 and 99.4 hereto, is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

CUSIP No.	929566107	Page	13	of	17
EXHIBIT INDEX

Exhibit
Number	Description

99.1	Joint Filing Agreement by and between Trailer Investments, LLC, Lincolnshire Equity Fund III, L.P., Lincolnshire Equity Partners III, L.P., Lincolnshire Equity III, LLC and Thomas J. Maloney, dated as of August 11, 2009.

99.2	Warrant, dated as of August 3, 2009 by and between Wabash National Corporation and Trailer Investments, LLC (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer, filed on August 4, 2009).

99.3	Securities Purchase Agreement, dated as of July 17, 2009, by and between Wabash National Corporation and Trailer Investments, LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on July 17, 2009).

99.4	Investor Rights Agreement, dated as of August 3, 2009, by and between Wabash National Corporation and Trailer Investments, LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on August 4, 2009).

CUSIP No.	929566107	Page	14	of	17
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 11, 2009

TRAILER INVESTMENTS, LLC
By:	/s/ Michael J. Lyons
	Name:	Michael J. Lyons
	Title:	President

LINCOLNSHIRE EQUITY FUND III, L.P. By: Lincolnshire Equity Partners III, L.P. Its: General Partner By: Lincolnshire Equity III, LLC Its: General Partner
By:	/s/ Michael J. Lyons
	Name:	Michael J. Lyons
	Title:	Vice President

LINCOLNSHIRE EQUITY PARTNERS III, L.P. By: Lincolnshire Equity III, LLC Its: General Partner
By:	/s/ Michael J. Lyons
	Name:	Michael J. Lyons
	Title:	Vice President

CUSIP No.	929566107	Page	15	of	17

LINCOLNSHIRE EQUITY III, LLC
By:	/s/ Michael J. Lyons
	Name:	Michael J. Lyons
	Title:	Vice President

/s/ Thomas J. Maloney
Thomas J. Maloney